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                 UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                                SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                          (Amendment No. ________)*

                       ARROW-MAGNOLIA INTERNATIONAL, INC.
                             (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                               042768 10 1
                              (CUSIP Number)

                ESTELLE SHWIFF, 5111 TANBARK, DALLAS, TEXAS 75229
                (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                              AUGUST 19, 2002

            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-
1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 042768 10 1


1.Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Estelle Shwiff and the Estate of Morris Shwiff


2.Check the Appropriate Box if a Member of a Group (See Instructions)


(a)........................................


(b)........................................


3. SEC Use Only ...........................


4. Source of Funds (See Instructions)      OO


5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)


6. Citizenship or Place of Organization   USA

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person
With



7. Sole Voting Power    Estelle Shwiff 533,304 shares
                        Estate of Morris Shwiff 533,304 shares



8. Shared Voting Power ............................



9. Sole Dispositive Power   Estelle Shwiff 533,304 shares
                            Estate of Morris Shwiff 533,304 shares



10. Shared Dispositive Power ......................





11. Aggregate Amount Beneficially Owned by Each Reporting Person
                             Estelle Shwiff 533,304 shares
                             Estate of Morris Shwiff 533,304 shares


12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


13. Percent of Class Represented by Amount in Row (11)   30.9%


14. Type of Reporting Person (See Instructions)  IN, OO

Item 1.	Security and Issuer.

	This statement relates to the Common Stock, par value $0.10 per share, of Arrow-Magnolia International, Inc., a Texas corporation (the "Issuer").
The principal executive offices of the Issuer are located at 2646 Rodney
Lane, Dallas, Texas 75229.

Item 2.	Identity and Background

	The name, business address and principal occupation of each of the reporting persons in this Schedule 13D are as follows:

					          Principal Occupation
Name			  Business Address	  or Employment

Estelle Shwiff	          5111 Tanbark            Not applicable
			  Dallas, TX 75229

Estate of 	          5111 Tanbark            Not applicable
Morris Shwiff	          Dallas, TX 75229

	None of these persons has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Furthermore, none of these individuals has been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

	All of these persons are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

	The shares were distributed to the holders through the laws of descent and distribution.

Item 4.	Purpose of Transaction

	The Common Stock of the Issuer was acquired as an investment for the reporting persons. They have no present plans or proposals which would relate to, or result in, any of the specific effects set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

	The following table sets forth as of August , 2002, the beneficial ownership of the Issuer's Common Stock by each of the reporting persons, each of whom have sole voting and investment power with respect to the shares indicated as owned by them.

Beneficial Owner		  No. of Shares	    Percent of Class

Estelle Shwiff	                  513,304              15.5%
Estate of Morris Shwiff           513,304              15.5%

The shares were transferred to the holders through the laws of descent and distribution on August 19, 2002.

Item 6.	Contracts, Arrangements, Understandings or Relationships with
Respect to Securities of the Issuer.

	There are no contracts, arrangements, understandings or relationships with respect to any securities of the Issuer among any of the reporting persons or between any of the reporting persons and any other person of a nature required to be described in this Item 6.

Item 7.	Material to be Filed as Exhibits.

Not Applicable.




	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: August 28,2002		          /s/ Estelle Shwiff
                                          ----------------------------
                                          Estelle Shwiff


Dated: August 28,2002		          ESTATE OF MORRIS SHWIFF


                                          By: /s/ Estelle Shwiff
                                              ------------------------
                                               Estelle Shwiff,
                                               Independent Executor